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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is the transcript of an interview with Carly Fiorina, Chairman and CEO of HP, at the Gartner Symposium ITxpo 2001 which was posted on the Compaq internal intranet on October 12, 2001:

             CARLY FIORINA INTERVIEW AT GARTNER SYMPOSIUM ITXPO 2001
                            Tuesday, October 9, 2001


GARTNER: Good morning and welcome to our interview on Hewlett Packard. I'm joined by Eric Rocco, Vice President and Research Area Director.

         We're very honored to have with us today the Chairman and CEO of Hewlett Packard. She was once again, for the third or fourth consecutive year, named Fortune's number one most powerful woman in business, Carly Fiorina.

         Well thank you again for being here a second year in a row. And you may recall, every time we have you here we like to start off with a video montage, if you will, of those people in the audience, your customers, your partners, who have their own questions for you before we start our own questioning. So why don't we roll that tape, please.

         [following questions from video montage]

MALE: My question for Carly Fiorina at Hewlett Packard would be since our firm is a current Compaq customer, what would be the impact to our company as the transition moves between Compaq and Hewlett Packard?

MALE: Relative to HP and Intel relationship, with the Compaq merger coming up, is that only going to strengthen the HP and Intel relationship?

MALE: How, on an investment made today in an HP solution, are we going to be protected across a long the time?

MALE: This joint venture is highly touted and the end user, the end customers are wondering what's in it for us?

MALE: What are your plans to get the cost structures of both HP and Compaq down to make a combined profitable company going forward?

FEMALE:  How would this merger, how is this going to benefit their partners?

MALE: Carly, I'm just interested in how the HP and Compaq merger is going to impact the large enterprises?

FEMALE: I would like to understand within your enterprise, how you measure customer satisfaction?

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MALE: So Carly, Bunky, our IT mascot wants to know, what's going to happen with all of my HP powers? I mean I've got all these HP LPRs and LH3000s, now that Compaq with its server dominance is going to be merged with your company, what's it going to do for me? What's going to happen to my rate controllers? What's going to happen to all my HP OpenView support? Huh? Huh? Bunky knows. Bunky wants to know.

         [end of video montage]

CARLY:  Is Bunky new?  I just have to ask.

GARTNER:  Bunky is not a plant, that's an actual attendee.

CARLY:  Yeah, I don't recall Bunky last year.

GARTNER: Carly, there's obviously a tremendous amount of interest in the merger among the attendees and us. On September 3rd when you and Michael Capellas surprised the world with your merger announcement, many of us, including many analysts in Gartner Group were very skeptical, in some cases puzzled, by the dimensions and the dynamics of the merger. On day one, in fact, we came out very negative. We did not think the merger would go through.

         A couple of days later after we understood the dynamics better, we changed that opinion. We do now believe the merger will go through. We've understood a little bit more from talking to you and to talking to Michael regarding the reasons why you did the merger. I think, though, that there's probably more that needs to be said. There's tremendous hurdles ahead. Perhaps you could give us your thoughts on perhaps the areas of synergy that haven't been talked about enough. Some of the behind the scenes thinking process that you and Michael went through; help us understand why you are accomplishing this merger.

CARLY: Well, let me start by addressing very quickly some of the questions that were raised by the videotape and then I'll give a more complete answer to your questions.

         First, it is our clear intention not only to have investment protection plans for CIOs who do business with both Hewlett Packard and Compaq but also to provide very clear transition paths and frankly our relationship with Intel, in many ways, helps us do that. You may recall that HP and Compaq independently announced that we were using the Itanium platform for all our operating systems and that very substantial move towards market unifying architectures is not only great for customers, and I'll come back to that in a minute, but it also eases transition plans over time. And those announcements had been made prior to this merger.

         There are a very detailed set of integration plans already in place; although we surprised the market with this announcement. In fact, a great deal of work had gone into it prior to ever calling bankers into the process and, in fact, there were three pieces of work that we had done before we had brought bankers in.

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         One was a business plan. How are we going to derive value for our customers and our shareowners? A second was an integration plan. What did this really mean in terms of product roadmaps? What did it really mean in terms of organizational structure and then finally, we also had a regulatory plan and it was important that we get those done prior to calling bankers because in the end, this isn't about a transaction. It isn't about a deal. It's about creating a stronger company to lead in this new era of information technology.

         All of which leads to your question. I think if we back way up, while in some ways the merger was a surprise and I think people's immediate reaction was gee, this must be all about PCs. I think if you backed up, there are basically two kinds of solutions that CIOs have been faced with or two kinds of alternatives that CIOs have been faced with and, frankly, I think both HP and Compaq would agree that CIOs have been underserved by the IT community for a long time. I'm going to over-generalize to make the point but fundamentally in the 90s there were two fundamental choices.

         There was the hot box or hot applications alternative. A CIO was piecing together a set of best in breed products or boxes or applications. Alternatively there was a just let us do it all for you. The IBM hand it over, we'll handle it. Everything from chip set all the way to the application software and all the professional services in between. We did this transaction because we think this era and the CIOs of this era demand something fundamentally different. And that is they demand the needs of the solutions era. That is solutions that provide real return on investments. Solutions that actually can create value from a business' point of view but they also require better price performance, better flexibility, better ease of use, a far superior experience, both from the CIOs point of view and the user's point of view. And finally, they require the ability to remain in control of their own environment.

         That doesn't mean that you don't have a very substantial relationship with the vendor but it does mean that you can monitor their performance on an ongoing basis. All of that, we think, requires a company and we believe the new HP is that company, who can provide market unifying architecture. Who can truly manage complex heterogeneous multi-OS environments, which are the wave of the future, based on price performance and flexibility. And you can wrap a set of professional services around that all the way from support up to outsourcing and IT consulting.

         Fundamentally, this deal is about accelerating a strategy that HP has been on and if I had to pick the two places where we think it is most fundamentally transformative for us as a company, but also for CIOs, it's around enterprise computing and professional services.

GARTNER: Cost savings is an important dimension, I think, of the deal. The $2.5 billion that was talked about two years hence or two years after the completion of the merger with, I think, they talked, you talked about 15,000 employees being laid off. Under what set of circumstances might those layoffs be greater? I'm wondering if the revenue declines that virtually every company has experienced over the last month might cause the number to be higher. Perhaps as you worked out your products roadmap, you'll make some tough decisions. We hope you'll make some tough decisions about platforms, not to invest in, but to instead provide migration tools to the leading platforms. All of that might result in greater cost savings? More layoffs? I know you can't answer specifically but what type of circumstances might cause the layoffs and the cost savings to be greater?

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CARLY: Well, I think, I should say first with regards to the cost savings, which are expected to reach about $2.5 billion, we've been fairly explicit about where those cost savings come from. And if I can generalize, I would say they come from eliminating duplication, duplication in things like two R&D teams where one stronger R&D team is more effective. They come from overlapping or duplicative administrative functions. We don't need, for example, two country managers. We only need one country manager. They also come from things like procurement savings. Where this new, combined company will have a $45 billion annual materials procurement spend and we've assumed about a one percent reduction in that bill. By the way, that's a pretty conservative assumption.

         The $2.5 billion that we're talking about, which would create a transaction that is 20 percent accretive in the first full year of operations, by the way, you don't see deals like that very often. Twenty percent accretive in the first full year of operations and that is accretion has actually nothing to do with what the top line does. We have already modeled in, to be conservative, some revenue losses. Particularly in places where the two companies have very high combined market share, like PCs.

         But it doesn't matter what the economy does because the cost savings come from the ability to, as I say, eliminate duplication or get more efficient procurement spend. And that, I think, is really important because it says that we can create real value for shareowners and real cost savings that translate into better price performance for CIOs, irrespective of the economy.

         We think we have a pretty good handle on the duplication that's involved in this combination. And it's really the duplication that drives elimination of jobs. Increased procurement savings doesn't drive elimination of jobs. Providing more aggressive outsourcing certainly means moving of jobs from our payroll to someone else's payroll but it doesn't necessarily mean elimination of jobs. I've found the media somewhat amusing on this point actually because on the one hand people said see, it's not going to happen and then they immediately moved over to well, it is going to happen but the numbers are going to be higher.

         So right now we're sticking to the 15,000. We think it represents a pretty detailed view of where we have duplication in terms of personnel and head count. That doesn't mean that we're not going to make the tough decisions in terms of product roadmaps so that we can migrate customers successfully and also have a very compelling roadmap for all of our CIOs but as well, all of our partners. Partners like Intel. Partners like Microsoft. Partners like Oracle. Partners like Accenture and PwC and SAP. These are companies that have a very important relationship to the new HP and vice versa and we're not going to sacrifice those relationships.

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GARTNER: I'd like to go back to maybe answer Bunky's question. Relative to the roadmap and relative to the way you're going to actually handle both Compaq and HP customers who have certain architectures in place and where they're going to move to so I'd like you to be a little bit more specific about your plans to migrate them and also over the next 18-24 months there's clearly going to be a lot distractions on your part, your sales people, your own people. How are you going to keep your competitors from taking advantage of that direction?

CARLY:  Well, a couple of things you ought to expect from us.

         First, you ought to expect that very soon after this merger closes, officially, and by closes I mean we achieve regulatory approval as well as shareowner approval. Very soon after this merger closes and by soon I mean a month, that everyone will know precisely who their account team is and everyone will know what their transition and migration path is. That is the commitment we have made internally and we think we can meet that timeline, in part because we've done a lot of work prior to this announcement but in part as well because many of the product roadmap decisions aren't actually rocket science.

         They're not particularly mysterious. And in fact, if we looked at a number of our customers and how they are using the combined products of this company, many of our customers have already made some decisions based on their own assessment of best in breed and we will be very much guided by what our customers are doing. So if you look, for example, at the New York Stock Exchange, you'll see that they've laid out a set of products and services from HP and Compaq that's fairly standard for customers and we're going to be listening carefully to that input.

         So, bottom line, customers are not going to be confused. We are, I should say to the audience, that we are legally constrained by what we can say today about detailed product roadmaps. But don't misunderstand our inability to provide specifics as we don't know what the specifics are. In fact, we have a very clear idea of what the specifics are and I think many of our customers do as well. And what we're going to be providing is a set of investment protection so that customers know, no matter who they buy from in this transition period, that investment is a good one. But as soon as we get closure what people will know is, as I mentioned, who's my account team, who's my lead and what are the product roadmaps that this company is going to lead me through over the next several years.

         I would also just add that both of these companies have migrated customers through generations of technology before. This is not a brand new process we're going through. And while I don't want to minimize what it takes to transition from one generation of technology to another, I also want to say that this is something that all of you, and we do on a pretty standard basis and it's also something that I think we [ease] by an approach that both companies have taken toward market unifying architectures, interoperability, open systems and standards and relying on partnerships in the marketplace. That is a much easier set of migrations opportunities than a closed proprietary stack.

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         I guess the other thing that I would say is I would not anticipate huge distractions for 18 or 24 months. What distracts people is they don't know what the future entails. If you think about what I just said that people will know who their account team is, people will know what the product roadmap is, that's a question of execution. It's not a question of distraction. I would comment as well that our competitors are frankly, in my judgment, saying the only thing they can say about this. What they're saying is, "they're going to blow the integration".

         You don't see a lot of competitors saying, "it doesn't make sense". You don't see a lot of competitors taking on the strategy of market unifying architectures, managing complex heterogeneous environments in a way that improvers customers' flexibility, price performance, ability to migrate because it's based on those open systems, standard platforms, interoperability. You don't see people taking that on because they can't. What they take on is we hope they'll be distracted. We hope they'll blow integration. I don't think we're going to be distracted. I don't think we will be distracting to all of you and we're not going to blow the integration.

GARTNER: Can we expect more investment protection programs than we've heard announced already by HP? You probably can't talk about the merged company here, just HP, the current HP. More investment protection programs than we've seen already?

CARLY: Well, there are a couple that have already been announced. Compaq has announced some. We've announced some in the area of storage. I think, you're not going to see investment protection programs across the breadth of the product line. Because in many cases, the future of the product line is clear. And so where we believe that there is real uncertainty in customers' minds because of what we are not yet permitted to say, we will provide investment protection programs. But don't expect a blanket set of programs across every product we sell.

         I think what you can be assured of though is look, we get what competitors are going to want to do in this interim period and so I guess I would say that any product that is purchased by a CIO from either HP or Compaq has a clear transition path at the first level of detail already done. And again, we're helping that transition by the reliance on partnerships and market unifying architectures. Decisions that each company had already made prior to the announcement of this merger.

         I think the thing that, I'd be interested in what your clients are saying but I think one of the things that customers have the most difficulty with is not knowing what the future is. As long as the future is clear and there's a transition path to the future and by the way, a transition path with a company that clearly has the financial power to continue to innovate and continue to invest in good economy times or in bad, which is why 20 percent accretion is important to a CIO because it talks to a company that has the financial health to keep innovating and to keep investing in tough times.

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         I think as long as that future path is known and the vendor has the power to continue investing towards that path, that is comforting to CIOs. It's when people really literally don't know what is the future.

GARTNER: So you've given us one milestone a month after the closure of the deal the account representation will be in place, the product roadmaps will have been communicated to current customers. What other milestones can we look for six months from that point? Twelve months? Eighteen months? What's in store?

CARLY: Well I think actually there are some milestones you can look to between now and closure as well. One of the milestones you can look to is our continuation in making announcements around how we intend to organize. So, we've made one set of announcements already and you'll see that followed by other announcements. So I think what people should be looking for is are they continuing down this path? Are they making technology and partnership announcements that are consistent with the strategy? Are they announcing deals with customers that are consistent with the strategy? Are they continuing to make progress in terms of how they integrate this organization?

         Those are things that people should be watching for between now and the time of closure. But beyond that, I think in addition to who are your customer contact personnel, how are we providing service and support both every day between now and closure and every day after closure, how are we announcing and implementing the product roadmap. I think as well what people ought to be looking for is are we generating the kind of value, value for customers and value for shareowners, that folks expect? Are we delivering the numbers, in other words?

GARTNER: We've already seen a number of clients calling us playing off Compaq against HP, especially in the PC space, in the Intel server space. Do you expect a ferocity of competition between the two companies in the next six months until the deal is consummated?

CARLY: Well, in many ways we have a legal obligation to continue the competitive nature of the marketplace. This has been a pretty competitive market for the last year, the last six months, the last three months. I expect it'll be a very competitive market going forward so I wouldn't expect it to get any more or less ferocious. It has been competitive. It'll continue to be competitive. It needs to be competitive.

GARTNER: I'd like to, speaking of competition. Last year, when we talked to you we did talk about the PC industry and your intention at that point was to be number one or number two within a specified period of time, I forget which, but it seems like it's floor shattering now because obviously now with the merger you'll be in that position very clearly. But I just wanted to get your thoughts about your views of the PC market. This deal was not about PCs, as you pointed out, but what is your view about the competition and where are you going to be positioned?

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CARLY: Well, just to round out the statistics for you. Based on historical revenues of the two companies, we will be the number one PC vendor. We'll also be the number one IT infrastructure provider. The number one imaging and printing provider and number three in terms of professional services. Professional services broadly defines, including companies we would put IBM at one, EDS at two and we now at number three, with very different approaches from either of those two.

         But I think the PC industry is characterized by two things, both of which are important. And I would broaden it a little bit and talk about the access device business of which the PC is an important component. First, clearly the industry is characterized by, at one end rapid commoditization and a requirement to have absolutely the best volume velocity distribution model. That is where Dell has excelled and clearly, one of the things this combination we believe gives us an opportunity to do is to leverage the set of direct investments that in particular, Compaq has already made and have as efficient and effective a direct distribution capability as Dell is able to demonstrate today.

         If you look at what Compaq is doing with the direct capability they purchased from Intercom a bit over a year ago, they now put 70 percent of their North American volume to that direct channel and they're achieving about 50 inventory turns. That's pretty impressive, it's competitive and now what we're talking about is being able to put a lot more volume through that channel. It's also important to remember that Dell's direct distribution competitive advantage exists in the U.S. and the U.K. and nowhere else. That's because customers outside the U.S. and U.K. are not yet buying direct and so we're not behind in that sense. So there's no question, we have to be able to be as cost effective and competitive in distribution as Dell and we feel confident we can get there.

         But I think there's another side of the equation as well and that is innovation. There is a clear requirement for innovation still in the access device space, whether that's in handheld or whether that is in new applications that drive digital imaging and useful customer experiences around Windows XP, as an example. There's a requirement for innovation and so we think this company is positioned to not only be a leader in terms of cost performance and efficiency but importantly as well to be a leader in innovation.

         I think Microsoft agrees with that. I think Intel agrees with that. This is a segment of the market that needs innovation. It's never going to be a money maker like enterprise computing or professional services but it is also a good business, can be a good business, can earn an appropriate return on capital and, as I say, requires a lot of innovation to continue to build a user experience that easy and valuable.

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GARTNER: You mentioned specifically Dell as a competitor and lots of companies,
HP and Compaq separately and together, presumably will have the same issue of going after Dell's model and trying to emulate the cost savings and Dell has really given both, access to both companies as you call it, a run for their money. So where do you see Dell in the future? I mean you know, obviously you're going to be much stronger going in for the same kinds of cost models, what happens to Dell as a competitor?

CARLY: Well, I think Dell is a formidable competitor. They have a very compelling distribution model but they are a compelling distributor. They are not an IT innovator. And, for example, I think the recently announced reseller agreement that they have with EMC is fascinating because what that says to me is Dell understands they are not going to be an innovator in storage. It wasn't too long ago Dell was talking about being an innovator in storage. Now they've concluded that the only way to provide their customer storage requirements is to resell EMC, I think that's interesting.

         I don't want to just pounce, that being an effective distributor is a very powerful business model but they're not an IT innovator.

GARTNER: What about the Compaq brand? Especially in the PC space, handhelds, Intel servers? You know, on announcement day it almost seemed as if the Compaq name was going away. Have you and Michael reconsidered that? Are you going to retain it in some spaces?

CARLY: Well, I don't think it's a question of reconsidering. I think it's a question of perhaps being clearer. First, we wanted to be decisive and let people know what had already been decided because as your questions have illustrated, one of the things people get concerned about is a period of confusion. What are these people doing? And so we wanted to be clear about the decisions we had already made. And one of the decisions we have already made is that the name and overall enterprise brand of this new company will be HP.

         Why is that important? It's important because the HP brand has the breadth and depth to stretch all the way from consumer devices up to the most sophisticated high end system. It has the breadth and depth to stretch from imaging and printing all the way through storage and professional services. That is not to say that the Compaq brand doesn't have huge equity and leverage and certain key markets but it is to say that the Compaq brand can't stretch across the breadth and depth of this new company. And, in fact, I think Compaq itself had experienced that where they could not get, for example, as much growth out of say, the high end Himalaya product as we hope now to get because of the association with the PC brand.

         We're going to be very pragmatic about this company. This company is about creating value and so where the Compaq brand has real equity as in the PC space, as in the Intel server space, we're going to use that equity. We're going to leverage that equity. But it won't be as a company-wide brand. It may well be a particular brand around a set or a family of products.

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GARTNER: HP is extremely visionary in bringing up the concept of e-services two or three years ago. That market, of course, as evolved into what we now call Web services. What about e-services? On announcement day of the merger, Michael Capellas talked about Web services. It was in the context of Microsoft .Net. Netaction, your re-badged product from the Blue Stone acquisition that we thought was so good last year was missing in action on announcement day and when we've asked this question now a few times, we're still not clear about what kind of a role Netaction plays going forward or does Microsoft's software dominate this merged company in the Web services space?

CARLY: Well, first I think it's important to remember that with or without the merger with Compaq, you saw Hewlett Packard both embracing .Net and moving forward with the acquisition of Blue Stone and with the introduction of the collection of capabilities that we call net action. And I think that is a pragmatic approach to the marketplace, which you will see the new HP continue to follow. There is no question that .Net is a powerful force in the marketplace. It is a market unifying force in the market. And the old HP and the new HP are going to play a very important role as a systems provider underneath that set of Web services. But it's also fair to say that we believe we can provide some very particular value, particularly around media rich applications and mobile applications and you're going to see us do that with Netaction and frankly, you'll also see us do that with some other players in the industry who are not signed up to .Net.

GARTNER: HP as a software company, certainly investments have been made over the last 20 years. Compaq doesn't have much of its own software, whatever it got from digital pretty much got sold or dropped and OpenView is a huge brand. We continue to be concerned though that despite the good technology, despite the brand equity that exists today, is that the sales force is not a software sales force. They're primarily a hardware sales force. A solutions sales force and it makes us wonder to what extent really can the new HP make OpenView into product that can really be competitive with the likes of what CA has, what BMC has and the other software powerhouses.

CARLY: Well, you're absolutely right in the sense that Compaq does not bring really additional software assets to this combination. But it does bring something very important with regard to OpenView. What it brings is an installed base of IT infrastructure to which we can bring the OpenView capability and as you point out, OpenView is the market leading network management and multi-platform systems management capability in the marketplace today. In fact we just made an announcement either today or yesterday, between OpenView and Sun as an example of continuing to push that network management capability truly in a multi-vendor, multi-platform kind of way.

         I will acknowledge that we continue to build up our software capability and our software sales force capability but I think while this merger doesn't add new assets, it does add a broader customer base against which to leverage and introduce those assets and I think that's a big deal.

GARTNER: I'd like to explore the other area you mentioned a couple times, which is IT services. Clearly the bringing together of these two organizations leads to great synergies, particularly product support and some outsourcing because both companies have been doing these together. And you will be a formidable powerhouse in the support service business, which we've agreed is a great business to be in. But there's the other side of the services business, which is the consulting, the outsourcing, the integration marketplace of which you attempted to buy PwC, we talked about last year, and that didn't happen. But clearly on your own there was the intent to get at some of that fun and consulting business. Compaq has made similar moves on their own and you've mentioned a few times in the press that you now want to look at IBM Global Services as sort of a benchmark to which to compete so I guess the question is are you looking to be the next IBM or on the same level of IBM, from both products services right through the entire spectrum of IT services, consulting and outsourcing? And then how do you get there? Is it really going to require acquisition strategy?

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CARLY: Well, I'd make a couple points. First, when we talk about competing against IBM, we're actually speaking about more than simply services. We're talking about providing a real alternative to the proprietary, integrated, let me just hand it all over to IBM, that's the only way to get a solution that really works. What we're talking about is putting together a company that can be the partner of choice to Intel, Microsoft, SAP, Oracle, BEA, Accenture, PwC. In other words, if you go back to my opening set of comments, what I said was CIOs have had to choose between hot boxes and hot applications and putting those together themselves. There's some advantages to that but there's some big disadvantages to that, versus let's just let one company do it all. There's some advantages to that. There's some big disadvantages to that in terms of cost performance, in terms of flexibility, in terms of ease of migration, in terms of, frankly, customer control. What we are offering is an alternative. An alternative that is based on open standards, marketing unifying architectures, a set of partnerships, ease of use, price performance, flexibility and migrateabilty, keeping the customers' experience foremost and keeping customers in control. That's the alternative that we represent.

         Now, is services a part of that? Absolutely. But it's not the only piece of it. In terms of your question specifically around services, first you're absolutely right. The support services business is a great business and both Compaq and HP have a set of support services capabilities that our customers tell us month in, month out on every survey we do, are a competitive advantage. That the way we support our products and services helps drive additional business because it's a customer satisfier. That's a big deal.

         Clearly, with this combination we now have doubled our outsourcing capability. That's a big deal. And so when we announce multi-vendor outsourcing arrangements with a company like Nokia, by multi-vendor I mean they have outsourced a multi-vendor environment to us. We bring Nokia employees onto our payroll so we are augmenting our outsourcing capabilities with every contract we announce. But when we double the size of that capability, that's a big deal because outsourcing is an area where scope and scale and global reach and global management capabilities really matter.

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

         We are never going to become a consulting company that's as big as IBM. The reason we were pursuing the acquisition of PwC was because, you heard me say that last year, those of you who were here, business process transformation and IT implementation are inextricably linked. That is still true. It is why customers now are saying I need to understand the return on my technology investment in my own terms, not in the vendor's terms. The fact that the box is hotter doesn't matter any more. How is it you're going to transform this process in my business to add greater value? That remains true.

         We have chosen very explicitly, inside actually both Compaq and HP prior to this merger, a particular set of applications that we are going to major on in terms of consulting. And we've chosen these applications because we've had very particular expertise and very particular background. Some of those applications are in telcos, some of them are in manufacturing, just as two examples. But for the rest, we have chose explicitly, a partnership strategy. Partnership with PwC in certain market segments and applications, partnership with Accenture around other applications and market segments but importantly, what's different with this combination now?

         What's different with this combination now is how does an Accenture, a PwC complete their value proposition? They complete their value proposition by working with HP. And how does HP complete its value proposition? By working, for example, with an Accenture and a PwC and so our positioning in the market has changed in a rather substantial way with this merger and we think that change in position is to the benefit of the partnerships that we're trying to create with consultants but we also think it's to the benefit of customers that we serve.

GARTNER: So do you think that, you mentioned a few vertical solution industries you are focused on. Do you think that's also going to be achieved through the partnerships that you have in place?

CARLY:  Yes.

GARTNER:  And really just elaborate on what your vertical focuses are.

CARLY: We have a map that we've used for some time inside HP that shows our areas of specialization and strength relative to our partners. And we use that map not only to describe our relationship with those partners to customers but also to make sure that we have the right synergies between our partners. So what you'll see if you look at that map is you'll see us focus very much on what I would call IT infrastructure consulting. That is, if this is what your current environment looks like from a business process and an IT point of view, and if you want your environment to migrate to this, characterized by a set of capabilities or characteristics, here's what you have to do to the IT infrastructure. Here's how you have to build it or evolve it or manage it or potentially run it to get from the current state to the desired state.

         That is real consulting. It's not application-based consulting but it's real IT infrastructure consulting. That is where the bulk of our capability lies and it is where the bulk of our capability will continue to lie. We then have a couple verticals where we are not, I don't want to say not working with partners because we are working with partners, but we've moved up the stack a bit in terms of, for example, business to employee portals. Business to employee portals are a particular market segment that we're going after, in this case with PwC. And we are operating from a consulting point of view a bit above the IT infrastructure stack.

         The point is the map is pretty clear. We understand where we rise above IT infrastructure and where our partners do and I think it will continue to be a provider of value to us and to our customers going forward.

GARTNER:  Let's talk about printers for a few minutes.

CARLY:  Let's.

GARTNER:  What a great business to be in.

CARLY:  Absolutely.

GARTNER: What concerns us, or one of the things that concerns us is that in the current HP, printer revenue is about 41 percent or so of the overall company revenue. I think in the last quarter the profit from printers was more than 100 percent of the profit that HP reported. In the new company though, if you just add together the current revenues, the contribution of printers is instead of being 41 percent, it drops to 22 percent. What we're concerned about is that that perhaps makes it not a big enough lifeboat for the two companies to keep you afloat in difficult times. Where can we see printers going to make it bigger so that it can keep the combined company afloat or is it something that you've ever considered spinning off? Not that you'd do that in the current market obviously but at some point in the future?

CARLY: Well I think a couple of things. The first, as your questions points out, one of the problems that HP has had, particularly in the economic downturn, is an inadequately strong enterprise computing business and what this combination does is create, almost overnight, based upon the obvious nature of the migration paths, we have a much stronger enterprise computing business. If you look at how we think about this business going forward, we are in four businesses, as we talked about. Professional services, probably growing at about 15 percent as a market, 12-13 percent operating margins. Access devices, market probably going at 5 percent, operating margin we'll call it 3-5 percent. Enterprise computing market, presuming we get out of this current recession, market growing at maybe 10 percent all in, operating margin now in this new combined company of 8-10 percent. That's a big move from where we are today. And it's a big move based upon the efficiencies that I've already talked about that are in the integration plan we've already put together.

         Now, why is that important? It's important in its own right because now you have a stronger and more balanced company. You don't have a company that's getting 100+ percent of its profits from printing and imaging. You have a company that has a very strong enterprise computing platform going forward and with 8-10 percent operating margins, that's base case synergies, not the more aggressive case we have. That's a company that not only has an effective R&D machine, has the stamina to continue to innovate but also, as I mentioned earlier, can leverage the innovation and market muscle of our partners like Intel, Craig Barret, who was here before, Microsoft or Oracle, etc.

         So it's good for the imaging and printing business in that you have strengthened the remainder of the business and the remainder of the business therefore can be more effective in funding its own R&D. But beyond that, the ongoing, this answers your question, why don't we spin off the imaging and printing business. If we were to spin off the imaging and printing business we should have done it ten years ago when IBM did. Because ten years ago the model of imaging and printing was you print things, it was called copying then, and you distribute them physically. Technology and particularly networks in the Internet have changed that paradigm forever. And what you're talking about now is digitally delivering content of multiple forms over networks and printing it in multiple forms wherever and however that makes the most sense.

         The health, the ongoing health of the imaging and printing business depends upon driving more and more applications to the printer. That's why we love digital imaging. That's why we sell digital cameras. Because every time somebody takes a digital photo and prints it out, it's tons of ink. But to drive new applications to the printer takes what? In the case of digital imaging, what does it take? It takes compute infrastructure. It takes software architecture. It takes an understanding of how to use Windows XP to enhance ease of use in digital imaging. That's about the computing part of the portfolio.

         Another example, commercial printing. Huge growth opportunity going forward. Commercial printing is a tens of billions of dollars worth of market opportunity. Why? Because companies all over the world print tons of material, it's time intensive, it's expensive, it's slow, the information is stale -- huge market opportunity. But to go after it, it not only takes a commercial printing product, which is why we agreed to acquire Indigo the same week that we made the announcement with Compaq, just to demonstrate we're not distracted, but as well it requires servers, storage, software and very importantly, professional services because getting at the commercial printing is a business process transformation opportunity. It takes people to think differently about the business process to get all those cost savings.

         So you don't spin off imaging and printing now because its growth, and it is a great business, the only business that's better or as good is support services, to your point. You don't spin it off now because to spin it off now would damage it. It would damage it by limiting the number of applications you can buy for that printer. That requires enterprise computing. But I want to point out one more time that what we get out of this combination is a far stronger company. Far stronger in terms of the operating margin that each of these four businesses can deliver. It's a balanced portfolio. It's not a company that's overly dependent on once piece of its portfolio versus the other. It's also a company that generates a billion and a half of cash flow after capital expenditure every quarter.

         That's a big deal.

GARTNER: It's been quite a tumultuous year since we last spoke, last October. What would you characterize as the highlight for you as CEO?

CARLY: Well, certainly this combination is a highlight. This is a move that accelerates the strategy we've been on for two-plus years. It accelerates the strategy we've been on in terms of really being the leading company that can drive a transformation of the IT industry that is going on. It is going to go on with us or without us. But it's going to be accelerated dramatically by us now in a leading position. Certainly that is exciting. It is an acceleration of our strategy in the sense that we have a much stronger management team when we put these two companies together. It's an acceleration of our strategy in the sense that it helps us continue and, indeed, complete in some ways the cultural transformation that we have been on as HP.

         You've heard me talk about HP needing a greater sense of urgency and more speed and that's one of the things that we thing we get by putting the HP and a Compaq culture together. I don't mean to suggest that that's necessarily an easy task but it is something where if you look at these two cultures, you can absolutely conclude, as I have, that our own transformation will be accelerated by this. So this clearly has been a highlight. I think as well that we are entering an important and exciting period in the IT industry and I think the economic downturn and frankly the economic upturn, have clouded what's really going on in the IT industry; although I think there are clients in the audience knows it well. IT participated disproportionately in the boom years of the late '90s because people figured out that IT is the business and that IT is everybody's job, including and most importantly perhaps, the CEO job.

         But technology has also participated disproportionately in the downturn because people have figured out that technology is not yet living up to its promise. That technology remains too complicated. That it's all about the technology, not about the user. That it's too inflexible. That the price performance isn't right yet and there should be a way of putting together a solution that has clear returns on investment. That has clear benefit from a customer's point of view in a way that keeps the customer in control, not puts the technology in control, in a way that keeps the customer in control, not gives everything over to the vendor. And that's why I keep coming back to this issue of market unifying architectures, open standards, interoperability, a platform of partners that can together create the right cost performance, the right flexibility, the right service and support. So I'm terribly excited about this.

GARTNER: Last question. Just about a minute left. Invent is the tag line or the mantra for HP. We've talked a lot about technology. What is being done right now in your R&D labs and what are you inventing that's going to fundamentally change, not just be a revision to software or an upgrade, what's going to fundamentally change the way we live and work in the future?

CARLY: Well, invent will remain the tag line. This industry after all is all about innovation and invention and this company will be a powerhouse of invention. Secondly, since I have come to HP one of the things people talked about was that we were not generating sufficient intellectual property. I think we were generating more than people understood but since I've arrived we have now become the number three generator of patents in the world. That's a big deal. We're generating about five patents a day. So we've got lots of great stuff going on. I know that Michael Fleisher yesterday talked about nanotechnology and wearable computing and we have some great stuff going on in our labs around both of those things. In fact, one of our nanotechnology patents was awarded one of the five patents most likely to change the world by MIT relatively recently. The head of our nanotechnology labs, Stan Williams, is recognized as a world renowned expert and we actually did have three years ago a jacket you could put on that is a networked computing device. So we agree with all those of trends of technology. But importantly I guess I would say it actually isn't about anymore a single point technology. It is about how technologies are put together. It is about the power of connection, the power of fabrics, the power of networks, the power of systems, the power of solutions, to provide an experience for customers. And that's what this new company is all about.

         So yes, we're going to continue to provide great point technology. But more than that, we're going to be the company focused on, with our partners and with open systems and standards, putting those point technologies together in a way that creates a user experience.

GARTNER:  Carly, thank you very much.

CARLY:  Thank you.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.